UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Ranpak Holdings Corp.

(Name of Issuer)
Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)
75321W103

(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS Soros Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,630,292
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,630,292
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,292
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON PN

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS Soros Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,630,292
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,630,292
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,292
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS Soros Capital Holdco LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,630,292
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,630,292
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,292
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS Soros Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,630,292
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,630,292
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,292
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS Robert Soros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,630,292
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,630,292
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,630,292
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%
12		TYPE OF REPORTING PERSON IN

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 7 of 11 Pages

Item 1.	(a) Name of Issuer

Ranpak Holdings Corp.

Item 1.	(b) Address of Issuer’s Principal Executive Offices

7990 Auburn Road, Concord Township, Ohio 44077

Item 2.	(a) Name of Person Filing:

This Schedule 13G/A is being jointly filed by Soros Capital LP, a Delaware limited partnership (“Soros LP”); Soros Capital GP LLC, a Delaware limited liability company (“Soros GP”) and the general partner of Soros LP; Soros Capital HoldCo LLC, a Delaware limited liability company (“Soros Holdco”) and the sole and managing member of Soros GP; Soros Capital Management LLC, a Delaware limited liability company (“Soros Management”) and the investment manager for Soros LP; and Robert Soros, the managing member of Soros Holdco (collectively, the “Group”).

The Joint Filing Agreement of the members of the Group is attached as Exhibit 1 to this Schedule 13G/A.

Item 2.	( b) Address of Principal Business Office:

Soros Capital LP

250 West 55th Street, New York, NY 10019

Soros Capital GP LLC

250 West 55th Street, New York, NY 10019

Soros Capital HoldCo LLC

250 West 55th Street, New York, NY 10019

Soros Capital Management LLC

250 West 55th Street, New York, NY 10019

Robert Soros

c/o Soros Capital LP

250 West 55th Street, New York, NY 10019

Item 2.	(c) Names of Person Filing, Address of Principal Business Office, Citizenship:

Soros Capital LP: Delaware

Soros Capital GP LLC: Delaware

Soros Capital HoldCo LLC: Delaware

Soros Capital Management LLC: Delaware

Robert Soros United States

Item 2.	(d) Title of Class of Securities

Class A Common Stock, par value $0.0001 per share (the "Common Stock")

Item 2.	(e) CUSIP No.:

75321W103

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 8 of 11 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 9 of 11 Pages

Item 4. Ownership

(a)	Amount Beneficially Owned:

4,630,292

(b)	Percent of Class:

5.9%

(c)	Number of shares as to which such person has: Reference is made to Items 5 – 11 on the preceding pages of this Schedule 13G/A for information regarding sole and shared power to vote or direct to vote the shares

The shares reported in this Schedule 13G/A consist of 4,630,292 shares of the Class A Common Stock, par value $0.0001, held by Soros LP.

As the general partner of Soros LP, Soros GP may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the shares held by Soros LP. As the sole and managing member of Soros GP, Soros Holdco may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the shares held by Soros LP. As the investment advisor to Soros LP, Soros Management may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the shares held by Soros LP. As the managing member of Soros Holdco, Robert Soros may be deemed to have shared power to vote or direct the vote and to dispose or to direct the disposition of the shares held by Soros LP.

Neither the filing of this Schedule 13G/A nor any of its contents shall be deemed to constitute an admission that Robert Soros, Soros LP, Soros GP, Soros Management or Soros Holdco is the beneficial owner of the shares of the Class A Common Stock of the Issuer referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed, except to the extent of their respective pecuniary interests therein.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023

Soros Capital LP By: Soros Capital GP LLC, its general partner

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Soros Capital GP LLC

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Soros Capital Management LLC

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Soros Capital Holdco LLC

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Robert Soros

By:	/s/ Robert Soros

CUSIP No. 75321W103	SCHEDULE 13G/A	Page 11 of 11 Pages

Exhibit I

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Schedule 13G/A (including amendments thereto) with respect to the Class A Common Stock, $0.0001 par value per share, of the Issuer and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14 day of February 2023.

Soros Capital LP By: Soros Capital GP LLC, its general partner

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Soros Capital GP LLC

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Soros Capital Management LLC

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Soros Capital Holdco LLC

By:	/s/ Gitanjali Workman
Gitanjali Workman, Attorney-in-Fact

Robert Soros

By:	/s/ Robert Soros